Filed by LTX Corporation

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Credence Systems Corporation

Commission File No.: 000-22366

The following LTX-Credence Corp Key Messaging Framework was first made available by LTX Corporation to its employees on June 22, 2008.

LTX-Credence Corp Key Messaging Framework

Document Purpose

This document provides the key messages to be used as the basis for all communications to all audiences regarding the LTX/Credence merger. Additional information on focusing these key messages for various audiences will be provided as appropriate.

Background

For several years, it has been commonplace to hear that consolidation in the ATE industry is needed. Both LTX and Credence have each been considering the possibilities. It has become clear to both organizations that by combining their respective strengths, they could build a financially stronger company that could better service the worldwide semiconductor test market and increase stockholder value.

Quick Facts

General

•	LTX and Credence have entered into a definitive agreement to combine the two companies in a tax-free, all-stock merger of equals, as announced publicly on June 22, 2008.

•	LTX and Credence management are developing plans to integrate the companies to build a next generation test company.

Organization

•	The Executive Chairman of the combined company for a transitional period following the merger will be Lavi Lev, the current President and CEO of Credence.

•	The CEO of the combined company will be David Tacelli, the current CEO and President of LTX.

•	The CFO of the combined company will be Mark Gallenberger, the current CFO and Vice President of LTX.

•	The current CFO of Credence, Casey Eichler, has agreed to stay with the combined company through a transition period.

•	The board of directors of the combined company will include five directors designated by LTX (including Tacelli), and four directors designated by Credence (including Lev).

Term

•

Credence stockholders will receive shares of LTX common stock based on an exchange ratio that will be determined at the closing of the merger to cause Credence stockholders to own 50.02% of the outstanding shares of the combined company and LTX stockholders to own 49.98% of the outstanding shares of the combined company. If the exchange ratio was calculated based on shares outstanding as of June 20, 2008, each outstanding share of Credence common stock would be converted into approximately 0.6133 shares of LTX common stock in the transaction.

•	The merger is subject to approval by both companies’ stockholders, as well as the satisfaction of customary closing conditions and regulatory approvals.

•	The boards of directors of both companies have unanimously approved the agreement and recommend their stockholders vote in favor of it.

•	Pending regulatory approval, the companies expect the transaction to be completed by the end of September 2008.

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LTX-Credence Corp Key Messaging Framework

Financial Performance

•

At the end of the integration period, it is expected the combination will drive efficiencies associated with operating a larger business, with anticipate annual cost savings of approximately $25 million.

•	The transaction is expected to be accretive on a non-GAAP basis, excluding restructuring charges, within 12 months of combined operations and realization of the cost savings.

Messaging at a Glance

Overall Message:

Combining strengths to create a leading provider of focused, cost-optimized solutions enabling customers to implement best in class test strategies to maximize their profitability.

The new company will address the broad, divergent test requirements of the wireless, computing, automotive and entertainment market segments.

•         Focus on cost optimized test solutions

•         Rapid time to volume deployments {time to test}

•         Proven test technology available now

•         Broad, intelligent deployment of support resources and infrastructure

Wireless, Computing, Automotive and Entertainment: Market Dynamics

•         Products such as portable computing, portable media players, gaming, DVR, HDTV, mobile phones, in-car information, entertainment and GPS

•         Utilizing a mix of key technologies such as power management, RF wireless, audio, video and processors

Supporting Point 1: Company	Supporting Point 2: Products	Supporting Point 3: Support

Built to address the new dynamics of consumer-driven market segments	Deliver a comprehensive, cost- optimized product portfolio and roadmap	Provide broad, intelligently deployed support resources and infrastructure
• Strong leadership • Critical mass • Lean operations & financial stability	• Established products • Investment protection • Cost focused roadmap development	• Continuity of existing relationships • Development support to reduce time to production test release • Local manufacturing support • Certified third-party support network

Supporting Point 4: Stockholder Value

Structured for consistently strong financial performance in consumer-driven market segments

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

LTX plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and LTX and Credence plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about LTX, Credence, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

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LTX-Credence Corp Key Messaging Framework

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus when they are available from LTX by contacting Mark Gallenberger at mark_gallenberger@ltx.com, or 781-467-5417 or from Credence by contacting Brenda Ropoulos at brenda_ropoulos@credence.com, or 408-635-4309.

LTX and Credence, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding LTX’s directors and executive officers is contained in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and its proxy statement dated November 6, 2007, which are filed with the SEC. As of June 16, 2008, LTX’s directors and executive officers beneficially owned approximately 4,201,725 shares, or 6.7%, of LTX’s common stock. Information regarding Credence’s directors and executive officers is contained in Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007, its proxy statement dated March 7, 2008, its Current Reports on Form 8-K filed on April 18, 2008, May 1, 2008, June 10, 2008, and June 17, 2008, and its Form 4 filed on April 29, 2008, which are filed with the SEC. As of June 16, 2008, Credence’s directors and executive officers beneficially owned approximately 1,348,090 shares, or 1.3%, of Credence’s common stock. In connection with the transaction Mr. Tacelli has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated March 2, 1998 and Mr. Gallenberger has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated October 2, 2000. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between LTX and Credence, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about LTX or Credence managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing

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LTX-Credence Corp Key Messaging Framework

“believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability to successfully integrate LTX’s and Credence’s operations and employees; the ability to realize anticipated synergies and cost savings; the risk of fluctuations in sales and operating results; risks related to the timely development of new products, options and software applications and the other factors described in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC. LTX and Credence disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

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